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                                                                  Exhibit (a)(6)


                           BROADBASE SOFTWARE, INC.

                     OFFER TO EXCHANGE OUTSTANDING OPTIONS

             THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ON MAY 24, 2001

       AT 9:00 P.M., PACIFIC DAYLIGHT TIME, UNLESS THE PERIOD IS EXTENDED

                           FREQUENTLY ASKED QUESTIONS
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Below are answers to some frequently asked questions about the Offer to
Exchange. This is only a summary. We encourage you to carefully read the Offer to Exchange and Letter of Transmittal previously distributed to you.

1. What is Broadbase offering to do? Broadbase is offering to certain option holders the opportunity to exchange their outstanding options to purchase shares of our common stock with an exercise price per share of more than $0.92 for new options.

2. Who is eligible to participate in the offer? To be eligible to participate, an option holder must have been an employee, officer, director, consultant, independent contractor or advisor of Broadbase or our subsidiaries on April 11, 2001. Employees who received notice of termination prior to April 11, 2001, but who have a transitionary work period, notice period, or similar period bringing their legal termination date to after April 11, 2001, will still qualify (but see Question 3 below). If you have any questions about what your legal termination date is, please contact Lydia Terrill, Stock Administrator of Broadbase.

3. What if I'm not an employee of Broadbase after April 11, 2001? You are still eligible to participate in this program, however, this program may be of
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no benefit to you because the new option will cease vesting on the date when you are no longer an employee of Broadbase (unless the exchanged option is subject to accelerated vesting upon termination of employment as described below).

4. If I submit my options for cancellation, what will I receive in exchange? Option holders who participate in this program will receive a new option having a predetermined price (see below), under our 1999 Equity Incentive Plan or the 2000 Stock Incentive Plan pursuant to a new option agreement.

5. What will the exercise price of the new options be? The exercise price of each new option will be $0.92, the closing price per share of our common stock as reported on the Nasdaq National Market on April 11, 2001.

6. What options can I submit for exchange? You may choose to exchange all, some or none of your existing option grants with an exercise price per share of more than $0.92. However, if you exchange an option grant, you will have to exchange all the outstanding portion of that option grant. You cannot exchange only part of the outstanding shares under any single option grant.

7. Can I exchange the remaining portion of an option that I have already partially exercised? Yes, you can exchange all remaining outstanding, unexercised options.

8. My option grant is split between an incentive stock option portion and a nonstatutory stock option portion because my original grant exceeded the $100,000 limit on incentive stock options. Can I exchange one part of this option but not the other? You cannot exchange one part of an option grant that has been split into an incentive stock option and a nonstatutory stock option because under applicable law it is still considered a single option.

9. For how many shares of Broadbase common stock will the new option be? Each new option will be issued for the same number of shares of Broadbase common stock as are outstanding under the option you exchange, subject to adjustments for any stock splits, stock dividends and similar events.
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10.  What will be the vesting schedule of my new option?  The vesting schedules of all new options granted in the program will start over.  The new options will
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vest and become exercisable in 48 equal monthly increments beginning on the grant date, subject to the following exception. If the new option replaces any existing option that is entirely unvested as of the grant date, the new option will begin to vest in 48 equal monthly increments beginning on April 11, 2001, but will not be exercisable until the first date that the corresponding existing option would have become exercisable. In addition, if your existing option has a provision for acceleration of some or all of the vesting of the shares upon a change in control of Broadbase or upon the termination of your employment, your new option will have the same provision. If the existing option was fully vested upon grant, the new options will also be fully vested upon grant.

11. Will my new option be an incentive stock option or a nonstatutory stock option? All new options will be nonstatutory stock options.

12. When will the new options expire? Each new option will expire ten years after its grant date, unless it is terminated earlier than that because, for example, the option holder leaves Broadbase.

13. What do I need to do to participate in the program? Participation in the program is voluntary. You are not being required to exchange your options. If you decide to participate in the program, you must complete the Letter of Transmittal distributed to you by email on April 27, 2001, sign it, and ensure that Lydia Terrill, Stock Administrator of Broadbase receives it no later than 9:00 p.m. Pacific Daylight Time on May 24, 2001. After 9:00 p.m. on May 24,
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2001, your decision is irrevocable.  You can return your form to Lydia Terrill either by fax to (650) 330-8588 or by mail to Broadbase Software, Inc., 181 Constitution Drive, Menlo Park, California 94025. You do not need to return your existing stock option agreements and forms for your existing options to participate in the program. We reserve the right to reject any or all options if we determine that the Letter of Transmittal is not properly completed or that it would be unlawful to accept the options.

14. When does the exchange period expire? The deadline to exchange your options in the program is 9:00 p.m. Pacific Daylight Time on May 24, 2001. This
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means that Lydia Terrill, Stock Administrator of Broadbase, must have your
Letter of Transmittal before then.

15. Can the exchange period be extended, and if so, how will I know is it is extended? We do not currently intend to extend the program. However, we may at any time, in our discretion, extend the offer period. If we extend the offer period, we will announce the extension no later than 9:00 a.m. on May 24, 2001.

16. If I decide to participate, what will happen to my current options? If you participate in the program, your existing options will be cancelled after 9:00 p.m. Pacific Daylight Time on May 24, 2001. You will have no further right or interest in shares that were subject to a cancelled option, whether vested or unvested.

17. When will I receive my new options? We will grant the new options promptly after the exchange period expires. Assuming the exchange period expires on May 24, 2001, we will grant the new options on May 25, 2001. We expect to distribute the new option agreements within one to two weeks after the exchange period expires.

18. What will happen if I do not turn in my Letter of Transmittal by the deadline? If you do not turn in the Letter of Transmittal by the deadline, then you will not participate in the option exchange program, and all stock options you currently hold will remain unchanged with their original exercise price and original terms.

19. What happens to my options if I do not participate in the program or if my options are not accepted for exchange? Nothing. If you decide not to participate in the program, or if we do not accept the options you return, you will keep all of your current options, and you will not receive any new options. No changes will be made to your current options.

20. Can I change my mind? After you have turned in your Letter of Transmittal, you can withdraw your options by delivering a signed notice of withdrawal with the required information to Lydia Terrill, Stock Administrator of Broadbase, before 9:00 p.m. Pacific Daylight Time on May 24, 2001. If we extend the offer beyond that time, you may withdraw your options at any time until the new expiration time. You can obtain a copy
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of the notice of withdrawal from Lydia Terrill. You can change your mind more than once. If you withdraw your options, you may participate in the program only by again following the election procedure described in the answer to Question 13.

21. Can I exercise my options after I have turned in my Letter of Transmittal? You can exercise your options, in whole or part, after you have turned in your Letter of Transmittal. If you exercise the whole option, you will not receive a new option in exchange for the exercised option. If you exercise only a part of your option, the number of shares subject to the new option will be equal to the number of shares still subject to your existing option, subject to adjustments for any stock splits, stock dividends and similar events.

22. What will happen to my options when Broadbase merges with Kana Communications, Inc.? Your options will be assumed by Kana as part of the merger and your options will become exercisable for shares of Kana common stock. The number of shares of Kana common stock subject to your assumed option will be the number of shares of Broadbase common stock subject to the option immediately before the merger times 1.05 (rounded down to the nearest whole number). The exercise price per share will be the total exercise price of your Broadbase option immediately before the merger divided by the number of Kana shares covered by the assumed option after the merger. The remaining terms of your options will remain the same, whether or not you exchange your options.

23. Are there any conditions to the offer? The offer to exchange options is subject to a number of conditions, which are described in Section 6 of the Offer to Exchange.

24. What do Broadbase and the board of directors think of the offer? Our board of directors has approved the exchange program, however, neither we nor our
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board of directors makes any recommendation as to whether you should exchange
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your options.  You must make your own decision based on your individual
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situation.
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25.  How should I decide whether or not to participate?  The decision whether or not to exchange options will be a challenging one for many option holders. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each current option's exercise price and current vesting status and each option holder's assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and our own business and stock price. We recommend that you consult with your own financial advisors regarding your participation in the program.